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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 08 2021
Washington, DC

SEC FILE NUMBER
8-70353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transitional Broker

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11650 S. STATE STREET, SUITE 200
(No. and Street)

DRAPER	UT	84020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brett Munson (385) 336-3563
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davila Advisory LLC
(Name – *if individual, state last, first, middle name*)

4220 Duncan Ave #201	Saint Louis	MO	63110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brett Munson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transitional Broker, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVILA/ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Transitional Broker, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Transitional Broker, LLC, as of December 31, 2020, and the related statements of operations, changes in members' equity, and cash flows for the eight months then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Transitional Broker, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Transitional Broker, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information identified as *Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1* and *Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3* (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Transitional Broker, LLC's financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Transitional Broker, LLC's auditor since 2020.

Davila Advisory, LLC

Saint Louis, Missouri
February 27, 2021

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Transitional Broker LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Current Assets				
Checking	$	29,737		
Prepaid Expenses		2,571		
FINRA Flex-Funding		751		
Total Current Assets				33,060
Total Assets			$	33,060

LIABILITIES AND CAPITAL

Current Liabilities				
Accounts Payable	$	3,332		
Audit Accrual		4,000		
Total Current Liabilities				7,332
Total Liabilities				7,332
Capital				
Beginning Equity		64,852		
Net Income		(39,124)		
Total Capital				25,728
Total Liabilities & Capital			$	33,060

Transitional Broker LLC
Statement of Operations
For the Period of May-December 2020

	May-Dec
Revenues	
Variable Annuities	$ 180,892
Total Revenues	180,892
Gross Profit	180,892
Expenses	
Adviser Commissions	114,997
Bank Charges	15
Consulting	8,050
Contracting	10,400
Insurance - Company	1,348
Licensing	1,983
Meals	2,533
Office Supplies	2,702
Profit Sharing	45,000
Postage	111
Regulatory	7,099
Rent	22,222
Repairs & Maintenance	85
Software	998
Taxes	1,863
Telephone	606
Total Expenses	220,017
Net Income	($ 39,124)

Transitional Broker LLC
Statement of Cash Flow
For the Period May – December 2020

	May - December
Cash Flows from operating activities	
Net Income	($ 39,124)
Adjustments to reconcile net income to net cash provided by operating activities	
Prepaid Expenses	(2,571)
FINRA Flex-Funding	1,089
Accounts Payable	3,332
Audit Accrual	4,000
Total Adjustments	5,850
Net Cash provided by Operations	(33,274)
Net increase <decrease> in cash	($ 33,274)

Summary	
Cash Balance at Beg of Period	$ 63,011
Cash Balance at End of Period	29,737

Transitional Broker LLC
Statement of Changes in Members' Equity
For the Period May – December 2020

		Total Members' Equity
Balance at May 1 2020	$	64,852
Capital Withdrawals		0
Net Loss		(39,124)
Balance at December 31, 2020		25,728

Transitional Broker LLC
Notes to Financial Statements
December 31, 2020

1. Organization and Nature of Business

Organization

The Company is a limited liability company organized in the State of Utah. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA and Pursuant to Rule 15c3-3(k)(1), the Company only does direct way variable annuity business.

2. Significant Accounting Policies

Accounts Receivable Policy

Accounts receivable are carried at original invoice amount less an allowance for doubtful accounts, if needed, based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts on an account-by-account basis. Receivables are written-off when deemed uncollectible. Recoveries of receivables previously written-off are recorded when received. No interest is charged on outstanding receivables. As of December 31, 2020, no allowance was recorded for doubtful accounts.

Revenue Recognition

Revenues are from commissions on variable annuities including trail commissions. The revenues are recognized in the period the contract is completed.

Income Taxes

The Company is an LLC taxes as a partnership, so all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for federal income taxes is included in these financial statements.

3. Related Party Transactions

During 2020 the Company had transactions with the following related parties, Lone Peak Advisers and Lone Peak Investment Enterprises. Lone Peak Advisers had an expense share agreement with the Company from January through September. The agreement was that the

Company would pay 15% of Rent, 8% of Phones, 10% of Office Supplies and a portion of the employee costs (10% of 2 employees). Starting in October, Lone Peak Investment Enterprises was paying all shared expenses and began invoicing the Company for the expense share. To meet cash needs at Lone Peak Investment Enterprises the Company receives Profit Share invoices to move a portion on the profits to Lone Peak Investment Enterprises. Total expense share paid to Lone Peak Advisers in 2020 was $28,624. Total expense share paid to Lone Peak Investment Enterprises in 2020 was $9,837. Total profit share paid to Lone Peak Investment Enterprises in 2020 was $45,000.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020 the Company had net capital of $22,406 which was $17,406 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $7,332 to net capital was 0.33-to-1, which is less than the 8-to-1 maximum ratio allowed for a broker dealer in its first year of operation.

5. Contingencies and Commitments

Contingencies
The company does not have any contingencies.

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2020, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the

guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has no guarantee agreement in place.

Transitional Broker LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

Computation of Net Capital		
Member's Equity	$ 25,728	
Total Members Equity		$ 25,728
Less: Non-Allowable Assets		
Prepaid Expenses	(3322)	
Total Non-Allowable Assets		(3322)
Net Capital Before Haircuts		22,406
Total Haircuts		0
Net Capital		22,406
Computation of Net Capital Requirements		
Minimum Dollar Net Capital Required		(5,000)
Excess Net Capital		17,406
Aggregate Indebtedness		7,332
Ratio of aggregate indebtedness		0.33:1
Net Capital Reconciliation		
Net Capital as stated on original 12/31/2020 Focus Report		25,651
Adjustments		
Accrual for Audit Fee		(4000)
Voided Duplicate Vendor Bill		754
Net Capital as Stated on Amended 12/31/2020 Focus Report		22,406

Transitional Broker LLC

Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2020

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Assertions Regarding Exemption Provisions

I, as a member of management of Transitional Broker, LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending May 1, 2020 through December 31, 2020.

Transitional Broker, LLC

By: Brett Munson, Chief Compliance officer

(Name and Title)

DAVILA/ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Transitional Broker, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Transitional Broker, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Transitional Broker, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Transitional Broker, LLC stated that Transitional Broker, LLC met the identified exemption provisions throughout the most recent eight months ended December 31, 2020 without exception. Transitional Broker, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Transitional Broker, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
February 27, 2021

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122